July 25, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Fred Knapp

Isaac Esquivel

Pearlyne Paulemon

Pam Howell

Re:	Chenghe Acquisition III Co.
Registration Statement on Form S-1
July 3, 2025
File No. 333-288524

Ladies and Gentlemen:

On behalf of our client, Chenghe Acquisition III Co., a company incorporated under the laws of the Cayman Islands (the “Company” or “we”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated July 14, 2025 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-1 submitted on July 3, 2025.

Concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-1 filed July 3, 2025

Cover Page

1.	We acknowledge your response to prior comment 1. We note that your co-sponsors and most of your executive officers and directors are located in or have significant ties to China. Please revise here and relevant sections throughout the prospectus to clarify whether the co-sponsors are located in China, including Hong Kong.

In response to the Staff’s comment, we have revised the cover page and pages 1, 26, 27, 33, and 180 of the Registration Statement.

2.	We note that the founders shares after this offering will account for 25% of the total outstanding ordinary shares. Please reconcile the disclosure on page 106, which continues to refer to the percentage ownership after this offering at 20%. In addition, we note references throughout the prospectus to the total amount held by the initial shareholders after this offering at 26%. Please reconcile with the principal shareholders table on page 177, which reflects total ownership after this offering at 27.8%.

In response to the Staff’s comments, we have revised the cover page and pages 107 and 178 of the Registration Statement.

Dilution, page 48

3.	We acknowledge your response to prior comment 9. We note the narrative outside the table on page 49 states that for purposes of presenting the maximum redemptions scenario, you have reduced your NTBV after this offering by $110 million because holders of up to 100% of the public shares may exercise their redemption rights. Please reconcile with the dilution table, which reflects the limitation under your amended and restated memorandum and articles of association that will prohibit redemptions in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001.

The Company respectfully advises the Staff that it has removed from its amended and restated memorandum and articles of association the prohibition against redemptions in an amount that would cause its net tangible assets to be less than $5,000,0001 and has revised the Registration Statement on the cover page and pages 40, 49, 50, 53, 68, 152 153, 154, 155, 158, and 200 accordingly.

Risk Factors

We may approve an amendment or waiver of the letter agreement . . ., page 101

4.	Please revise to clarify whether the letter agreement contains restrictions on the transfer of membership interests, as indirect transfers of your securities, which is suggested in the current disclosure. If the Sponsor, its affiliates, and promoters can indirectly transfer your securities, including through the transfer of Sponsor membership interests, please disclose the circumstances or arrangements under which such transfer can be made. Please see Item 1603(a)(6) of Regulation SK.

The Company respectfully advises the Staff that while non-managing members will not be a direct party to the letter agreement, as a result of their ownership of membership interests in Delaware Sponsor, they will be bound by the restrictions set forth with respect to their allocated founder shares, the private placement units and securities underlying the private placement units. The Company has added corresponding clarifying disclosure on pages 1, 7, 8, 102, 103, 138, and 182.

The Company notes that the letter agreement prohibits indirect transfers of the founder shares, which would include a transfer of membership interests in the sponsor. The definition of “Transfer” in paragraph 11 of the letter agreement prohibits transfers “directly or indirectly.”

Certain Relationships and Related Party Transactions, page 182

5.	We note the disclosure added about the activities that may be provided by CBC Securities in the future. Please revise to provide the disclosure required by Item 404 of Regulation S-K for the services being provided in connection with this offering.

In response to the Staff’s comment, we have revised the Registration Statement on page 184.

Underwriting, page 216

6.	Please tell us whether CBC Securities plans to make a market in the securities. If so, amend the registration statement to register the market-making activities.

The Company respectfully advises the Staff that CBC Securities does not plan to make a market in the securities.

Please do not hesitate to contact R. William Burns at (713) 860-7352 or Chris Centrich at (713) 860-7309 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ R. William Burns
R. William Burns

cc: Chris Centrich, Paul Hastings LLP

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